August 10, 2017

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Form AW - Request for Withdrawal
Amplify ETF Trust
Registration on Form N-1A
Post-Effective Amendment No. 2
(Registration Statement File Nos. 333-207937, 811-23108)

Ladies and Gentleman:

On behalf of Amplify Dow Theory Forecasts Buy List ETF (the “Fund”), a series of Amplify ETF Trust (the “Trust”), the Trust hereby requests the withdrawal of the above‑mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended.  Post-Effective Amendment No. 2 was originally filed with the Securities and Exchange Commission on May 5, 2016.  No securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

AMPLIFY ETF TRUST

By:	/s/ Christian Magoon
Christian Magoon,
Chairman of the Board of Trustees,
 President and Chief Executive Officer